Exhibit (a)(1)(G)

To:	All Participants in the Servotronics Inc. Employee Stock Ownership Plan (ESOP)

From:	Robert Fraass

Re:	Your ESOP Shares and the TransDigm Tender Offer

Date:	June 16, 2025

Enclosed, in Question and Answer (Q&A) format, is some important information concerning the Servotronics shares in your ESOP account and the tender offer for all Servotronics shares made by TransDigm on June 2, 2025. You should already have received several documents from TransDigm that describe the tender offer (see Question 3 in the enclosed Q&A), including a “Letter of Instructions to the ESOP Instruction Form” and the ESOP Instruction Form itself.

PLEASE BE AWARE THAT THE LETTER OF INSTRUCTIONS WRONGLY STATES THAT THERE ARE 100 SHARES OF SERVOTRONICS STOCK ALLOCATED TO YOUR ESOP ACCOUNT. THE CORRECT NUMBER OF SHARES CURRENTLY ALLOCATED TO YOUR ACCOUNT IS STATED IN THE ENCLOSED COPY OF YOUR NOVEMBER 30, 2024 PARTICIPANT ACCOUNT STATEMENT. (November 30, 2024 is the last day of the most recently completed plan year.)

If you have not yet delivered (in hard copy or electronically) your ESOP Instruction Form, such form must be received by Computershare, the tabulation agent, no later than Monday, June 23, 2025 at 5:00 p.m. Eastern Time.

If you have already delivered your ESOP Instruction Form, your tender instructions will apply to all your ESOP shares or, if applicable, the percentage of all your ESOP shares that you stated in your tender instructions.

If you have already delivered the ESOP Instruction Form, you can change or withdraw your tender instructions (in hard copy or electronically) provided that the new instructions are received by the tabulation agent no later than at any time up to Monday, June 23, 2025 at 5:00 p.m. Eastern Time.

Please see the enclosed Q&A for more information about the tender offer and your ESOP shares.

QUESTIONS AND ANSWERS REGARDING TENDER RIGHTS OF PARTICIPANTS IN THE SERVOTRONICS INC. EMPLOYEE STOCK OWNERSHIP PLAN

1.	What is the purpose of this notice?

A tender offer for all outstanding shares of Servotronics Inc. (“Servotronics”) commenced on June 2, 2025. As a participant in the Servotronics Employee Stock Ownership Plan (the “ESOP”), you have the right to direct the ESOP Trustees whether to tender – that is, sell for the tender offer price – the Servotronics shares allocated to your ESOP account.

Note: You do NOT have the right to tender your ESOP shares directly. See Question 4, below.

This notice summarizes the tender offer, explains how you can direct the ESOP Trustees whether to tender your allocated shares, and how and when you may be paid for your allocated shares.

2.	What is the tender offer?

On June 2, 2025, TDG Rise Merger Sub, Inc. (the “Purchaser”), a wholly owned subsidiary of TransDigm Inc., a Delaware corporation (“TransDigm”), commenced an offer to purchase 100% of the shares of common stock of Servotronics, par value $0.20 per share (“Shares”), at a price of $47.00 per Share (the “Tender Offer”).

The Tender Offer is summarized in an Offer to Purchase document that was mailed to you June 2, 2025 (the “Offer to Purchase”) and was made pursuant to the Agreement and Plan of Merger dated as of May 18, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 28, 2025 (as amended, the “Merger Agreement”), by and among Servotronics, TransDigm, and the Purchaser.

The Tender Offer will remain open until one minute after 11:59 p.m., New York City time, on Monday, June 30, 2025, unless the Tender Offer is extended (as extended, the “Expiration Date”). The cut-off date for receipt of instructions from ESOP participants is 5:00 p.m., Eastern Time, on Monday, June 23, 2025 (or, if the Tender Offer is extended, on the day that is five business days prior to the Expiration Date). Note: If you have already completed and delivered an ESOP Instruction Form, you can revise or withdraw it on or before the cut-off date.

After completion of the Tender Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Servotronics (the “Merger”). Servotronics will be the surviving corporation and a wholly owned subsidiary of TransDigm and all remaining Shares, not already tendered, will be converted by operation of law into the right to receive $47.00 per Share as Merger consideration.

3.	What documents have I received in connection with the Tender Offer?

You should have already received the following materials relating to the Tender Offer:

(a)	The Offer to Purchase dated June 2, 2025. This document describes the material terms and conditions of the Tender Offer and the Merger. PLEASE READ THIS DOCUMENT CAREFULLY.

(b)

Solicitation/Recommendation Statement on Schedule 14D-9 dated June 2, 2025. This document describes the reasons for the Servotronics Board of Director’s approval of the Offer and the Merger. PLEASE READ THIS DOCUMENT CAREFULLY.

(c)

Letter of Instructions to the ESOP Instruction Form. The Letter of Instructions describes how you can direct the ESOP Trustees to tender or not to tender Shares allocated to your ESOP account by completing and returning the ESOP Instruction Form to the tabulation agent, Computershare Trust Company, N.A. See Questions 4 – 7 below for more information on directing the ESOP whether to tender your Shares..

(d)	Letter of Transmittal. This document is part of the Tender Offer and therefore has been provided to you, but it only applies to Shares held outside the ESOP. YOU DO NOT NEED TO COMPLETE AND

SIGN THE LETTER OF TRANSMITTAL OR PROVIDE AN IRS FORM W-9 IF YOU ONLY HOLD SHARES THROUGH THE ESOP. For Shares you hold through the ESOP, complete and sign the ESOP Instruction Form described in Question 3(c), above.

4.	What are my rights with respect to the Tender Offer?

The ESOP’s records indicate that there are Shares held by the ESOP (“ESOP Shares”) that are allocated to your account. As provided in the ESOP plan document and as explained in the Offer to Purchase, you may instruct the Trustees to tender or not to tender some or all of these allocated Shares. Refer to the Letter of Instructions to the ESOP Instruction Form (Question 3(c), above) for guidance on how you can give instructions for your allocated Shares.

Note, however, that because federal law requires that the ESOP Shares be held in trust, all ESOP Shares are registered in the name of the current Trustees.

Servotronics has engaged Spinnaker Trust to act as independent fiduciary of the ESOP in connection with the Tender Offer. As independent fiduciary, Spinnaker Trust will represent the interests of ESOP participants, and not Servotronics or any other party, in connection with the Tender Offer.

Spinnaker Trust will direct the tender of ESOP Shares allocated to participants’ accounts by aggregating all participant tender instructions and completing the required Letter of Transmittal for all Plan participants. The ESOP fiduciaries generally will follow participant tender offer instructions as long as they determine that (a) participants were provided with all necessary information regarding the Tender Offer, and clearly false or misleading information was not distributed to them, and (b) following the participants’ instructions would not result in a violation of ERISA.

5.	What happens if I direct the independent fiduciary to tender the Shares allocated to my ESOP account?

If you direct Spinnaker Trust as independent fiduciary to tender the Shares allocated to your ESOP account, then upon the closing of the Tender Offer, the Purchaser will pay to the ESOP Trustees, for your account, an amount equal to $47.00 multiplied by the number of Shares allocated to your account.

As explained in Section 15 of the Offer to Purchase, the completion of the Tender Offer is subject to the satisfaction of several important conditions. If you direct the independent fiduciary to tender Shares allocated to your ESOP account, but the Tender Offer is not completed (because one or more of these conditions were not satisfied), the Shares will be returned to the ESOP.

6.	What happens if I direct the independent fiduciary not to tender the Shares allocated to my ESOP account?

If you direct the independent fiduciary not to tender Shares allocated to your ESOP account, the Shares will continue to be held in the ESOP after the closing of the Tender Offer.

However, as provided in the Merger Agreement and as described in the Offer to Purchase, after the closing of the Tender Offer, the Purchaser is expected to be merged with and into Servotronics. If the Merger occurs, and your allocated Shares were not tendered, you will receive, as Merger consideration, the same amount of cash per Share ($47.00) that you would have received had your Shares been tendered, without any interest being paid on such amount. If you direct the independent fiduciary not to tender Shares allocated to your ESOP account and the Merger does not occur (see Question 5, second paragraph), the Shares allocated to you will continue to be held in the ESOP.

7.	What happens if I do not return the ESOP Instruction Form to the tabulation agent?

If you do not return the ESOP Instruction Form – that is, if you do not provide any instructions to the ESOP Trustees as to whether the Shares allocated to your Account should be tendered – Spinnaker Trust as independent fiduciary will be responsible for deciding whether to tender or not tender your Shares. The independent fiduciary will also be responsible for deciding whether to tender or not tender any ESOP Shares that are not yet allocated to any participant’s account.

8.	Will I receive a cash payment if the Shares allocated to my ESOP account are tendered?

No, not immediately. The cash payment in connection with the Tender Offer and the Merger will be paid to the ESOP Trustees and credited to your account under the ESOP.

You will receive a distribution of your ESOP account when the ESOP is terminated (see Question 10, below) or, if the ESOP is not terminated, you can receive a distribution when you are eligible to do so in accordance with the terms and conditions of the ESOP.

9.	What will happen to the ESOP between now and the closing of the TransDigm transaction?

In anticipation of the Tender Offer and the Merger, the ESOP was “frozen” effective May 31, 2025. This means that no new participants will be admitted to the ESOP after that date. Otherwise, the ESOP will continue to operate as usual, and participants who terminate employment with Servotronics will continue to be eligible to receive a distribution of their accounts.

10.	Will Servotronics make a final ESOP contribution before the Merger?

It is expected that Servotronics will make a final contribution to the ESOP on or immediately before the closing date of the Merger. When the final contribution to the ESOP is made, the remaining unallocated Shares will be released from the suspense account under the ESOP and allocated to participants. As a result, the number of Shares allocated to your account may increase slightly from the number of Shares shown in your most recent account statement.

11.	What will happen to my ESOP Shares after the closing of the Merger?

If the Tender Offer and the Merger are completed, all ESOP Shares will be converted to cash at the Tender Offer rate of $47.00 per share. The conversion will happen on the date of closing of the Tender Offer or on the later Merger date (depending on whether your ESOP Shares are tendered and accepted in the Tender Offer). Note that the final conversion of Shares to cash will include any additional Shares allocated to participants’ accounts as a result of the final contribution described in Question 10.

The Merger Agreement requires that Servotronics terminate the ESOP no later than the day before the effective date of the Merger. If the ESOP is terminated, participants who have unvested account balances in the ESOP will become fully vested in the Shares allocated to their accounts. In addition, all participants in the ESOP will become entitled to receive a distribution of their account balance and they will have the option to elect whether to receive the distribution in cash or in the form of a rollover to an IRA or to another tax-qualified plan. If you elect to receive a cash distribution, the amount you receive will be subject to income tax. If you have not reached age 59 1⁄2, you may also be subject to a 10% penalty. You may defer the income tax (and penalty) by rolling over your distribution.

If, for any reason, the ESOP is not terminated, then it will continue to operate as it has been operated and you can receive a distribution of your account when you are eligible to do so in accordance with the terms and conditions of the ESOP.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by TransDigm with the SEC on June 2, 2025. Servotronics filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on June 2, 2025. These documents, as they may be amended from time to time, contain important information about the tender offer and Servotronics stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, New York 10036 or by calling toll-free at (844) 203-3605, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. All statements included in this document concerning activities, events or developments that Servotronics expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Servotronics’ business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Servotronics’ Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.